Exhibit 99.2

Management’s discussion and analysis
(“MD&A”) – November 8, 2012

OVERVIEW
The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) (formerly Just Energy Income Fund (the “Fund”)) for the three and six months ended September 30, 2012, and has been prepared with all information available up to and including November 8, 2012. This analysis should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended September 30, 2012. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Effective January 1, 2011, Just Energy completed the conversion from the Fund to Just Energy (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JE and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JE on a one for one basis. JE also assumed all of the obligations under the $90m convertible debentures and $330m convertible debentures.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). During the three months ended September 30, 2012, Just Energy purchased a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America. Just Energy also operates a Network Marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels Inc. (“TGF”), Just Energy produces and sells ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts.

Forward-looking information
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 31, 2012 Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

KEY TERMS
“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009 and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 34 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Long-term debt and financing” on page 34 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 33 for further details.

“attrition” means customers whose contracts were terminated primarily due to relocation or cancelled by Just Energy due to delinquent accounts.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-GAAP FINANCIAL MEASURES
Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-Generally Accepted Accounting Principles (“non-GAAP”) financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA
“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-GAAP measure that reflects the pre-tax profitability of the business.

BASE EBITDA
“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

ADJUSTED EBITDA
“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of embedded gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

FUNDS FROM OPERATIONS
“Funds from Operations” refers to the net cash available for distribution through dividends to shareholders. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS
“Base Funds from Operations” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

ADJUSTED FUNDS FROM OPERATIONS
“Adjusted Funds from Operations” refers to the Base Funds from Operations adjusted to deduct the selling and marketing costs sufficient to maintain existing levels of embedded gross margin. This adjustment results in the exclusion of the marketing carried out by Just Energy to add to its future productive capacity.

EMBEDDED GROSS MARGIN
“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

The energy marketing embedded gross margin also includes an estimate of the future margin on residual payments from non-energy products sold to the current Momentis customer base as well as the completed contracts for Hudson Energy Solar.  The embedded gross margin for HES represents gross margin associated with Solar Power Purchase Agreements (“PPAs”) and Solar Renewable Energy Credits (“SRECs”) for a rolling five-year period generated from its completed projects.

Financial highlights
For the three months ended September 30
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2013			Fiscal 2012
		Per	% increase		Per
		share	(decrease)		share
Sales	$703,690	$4.91	17%	$600,043	$4.26
Gross margin	117,235	0.82	14%	102,561	0.73
Administrative expenses	35,266	0.25	23%	28,774	0.20
Finance costs	19,968	0.14	39%	14,340	0.10
Profit (loss) for the period1	23,087	0.16	NMF 3	(3,494)	(0.02)
Dividends/distributions	44,409	0.31	2%	43,691	0.31
Base EBITDA2	27,881	0.19	(28)%	38,604	0.27
Adjusted EBITDA2	49,430	0.34	3%	47,894	0.34
Base Funds from Operations2	12,758	0.09	(70)%	42,059	0.30
Adjusted Funds from Operations2	35,427	0.25	(32)%	52,401	0.37
Payout ratio on Base EBITDA	159%			113%
Payout ratio on Adjusted EBITDA	90%			91%

For the six months ended September 30
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2013			Fiscal 2012
		Per	% increase		Per
		share	(decrease)		share
Sales	$1,349,764	$9.43	10%	$1,226,243	$8.72
Gross margin	231,494	1.62	18%	196,822	1.40
Administrative expenses	71,370	0.50	25%	57,058	0.41
Finance costs	37,848	0.26	35%	28,132	0.20
Profit for the period1	351,726	2.46	638%	47,638	0.34
Dividends/distributions	88,799	0.62	2%	87,296	0.62
Base EBITDA2	43,054	0.30	(37)%	68,471	0.49
Adjusted EBITDA2	91,701	0.64	7%	85,325	0.61
Base Funds from Operations2	11,855	0.08	(82)%	64,432	0.46
Adjusted Funds from Operations2	64,651	0.45	(24)%	84,905	0.60
Payout ratio on Adjusted EBITDA	97%			102%
Payout ratio on Base EBITDA (LTM)4	96%			70%
Payout ratio on Adjusted EBITDA (LTM)4	61%			62%
Payout ratio on Base Funds from Operations (LTM)4	151%			95%
Embedded gross margin2	$2,129,500			$1,848,100
Energy customers (RCEs)	4,024,000			3,403,000
Home Services customers (installed units)	187,300			143,800
Total customers (RCEs and installed units)	4,211,300			3,546,800

1Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See discussion of “Non-GAAP financial measures” on page 2.
3Not meaningful figure.
4 Last twelve months

ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC (“Fulcrum”)

On October 3, 2011, Just Energy completed the acquisition of Fulcrum, a Texas-based electricity retailer, with an effective date of October 1, 2011. The acquisition was funded by the issuance of $100 million of convertible debentures. Fulcrum markets primarily online and through targeted marketing channels with focus on residential and small to midsize commercial customers.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period. The fair value of the contingent considerations at acquisition was estimated to be $18,327.  Changes in the fair value of the contingent consideration are recorded in the consolidated statements of income as change in fair value of derivative instruments.  The contingent consideration was valued at $7,842 as at September 30, 2012, and is included in other current financial liabilities.

In addition, the Company will pay, as part of the contingent consideration, an additional 4.006% on the cash portion of the contingent consideration and $1.86 for each of the common shares that are issued at the end of the Earn-Out period.

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
(thousands of dollars)
Current assets (including cash of $3,875)	$43,528
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	1,082
140,665

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	78,703
Goodwill arising on acquisition	20,564
Total consideration	$99,267

Cash paid, net of estimated working capital
adjustment	$80,940
Contingent consideration (Earn-Out amount)	18,327
Total consideration	$99,267

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts are amortized over 3.5 years. The affinity relationships are amortized over eight years.  The brand value, which represents the value allocated to the market awareness of the operating names used to sell and promote Fulcrum’s products, is considered to have an indefinite life and therefore, is not subject to amortization.

Operations

NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta
In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio which involves, but is not limited to, the purchase of options including weather derivatives. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN
Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products. The products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

BLEND AND EXTEND PROGRAM
As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

CONSUMER (RESIDENTIAL) ENERGY DIVISION
The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division.  Marketing of the energy products of this division is primarily done door-to-door through 1,300 independent contractors, the Momentis network marketing operation and Internet-based and telemarketing marketing efforts. Approximately 50% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products and JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

COMMERCIAL ENERGY DIVISION
Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: sales through the broker channel using the commercial platform acquired with the Hudson purchase; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 50% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis.  Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

HOME SERVICES DIVISION
National Home Services began operations in April 2008 and provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. NHS markets through approximately 250 independent contractors in Ontario and Quebec. See page 25 for additional information.

ETHANOL DIVISION
Just Energy owns and operates Terra Grain Fuels a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). See page 25 for additional information on TGF.

NETWORK MARKETING DIVISION
Just Energy owns and operates Momentis, a network marketing company operating within Canada and the U.S. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added. During the three months ended September 30, 2012, 6,100 independent representatives joined Momentis.

SOLAR DIVISION
Hudson Energy Solar a solar project development company operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to  consumers, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of September 30, 2012, the division has made cumulative commitments of approximately $108.9 million with the status of the associated projects ranging from contracted to completed.

ADJUSTED EBITDA
For the three months ended September 30
(thousands of dollars, except per share amounts)
Fiscal 2013	Per share	Fiscal 2012	Per share
Reconciliation to consolidated statements of income
Profit (loss) for the period	$23,087	$0.16	$(3,494)	$(0.02)
Add:
Finance costs	19,968	14,340
Provision for income tax expense	6,895	14,925
Amortization	29,884	37,729
Profit attributable to non-controlling interest	509	-
EBITDA	$80,343	$0.56	$63,500	$0.45
Subtract:
Change in fair value of derivative instruments	(52,462)	(24,896)
Base EBITDA	$27,881	$0.19	$38,604	0.27
Add (subtract):
Selling and marketing expenses to add gross margin	22,669	10,342
Maintenance capital expenditures	(1,120)	(1,052)
Adjusted EBITDA	$49,430	$0.34	$47,894	$0.34
Adjusted EBITDA
Gross margin per financial statements	$117,235	$0.82	$102,561	$0.73
Add (subtract):
Administrative expenses	(35,266)	(28,774)
Selling and marketing expenses	(50,268)	(35,302)
Bad debt expense	(7,714)	(6,451)
Share-based compensation	(3,156)	(2,925)
Amortization included in cost of sales/selling and
marketing expenses	6,566	6,661
Other income	2,676	2,834
Proportionate share of loss from the joint venture	(2,701)	-
Profit attributable to non-controlling interest	509	-
Base EBITDA	$27,881	$0.19	$38,604	$0.27
Selling and marketing expenses to add gross margin	22,669	10,342
Maintenance capital expenditures	(1,120)	(1,052)
Adjusted EBITDA	$49,430	$0.34	$47,894	$0.34
Dividends/distributions
Dividends	$43,206	$42,722
Restricted share grant and deferred share grant distribution	1,203	969
Total dividends/distributions	$44,409	$0.31	$43,691	$0.31
Adjusted fully diluted average number of shares outstanding1	143.3	m	140.9	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

ADJUSTED EBITDA
For the six months ended September 30
(thousands of dollars, except per share amounts)
Fiscal 2013	Per share	Fiscal 2012	Per share
Reconciliation to consolidated statements of income
Profit for the period	$351,726	$2.46	$47,638	$0.34
Add (subtract):
Finance costs	37,848	28,132
Provision for income taxes	39,592	22,146
Amortization	59,899	75,148
Profit attributable to non-controlling interest	342	-
EBITDA	$489,407	$3.42	$173,064	$1.23
Subtract:
Change in fair value of derivative instruments	(446,353)	(104,593)
Base EBITDA	$43,054	$0.30	$68,471	$0.49
Add (subtract):
Selling and marketing expenses to add gross margin	52,796	20,473
Maintenance capital expenditures	(4,149)	(3,619)
Adjusted EBITDA	$91,701	$0.64	$85,325	$0.61
Adjusted EBITDA
Gross margin per financial statements	$231,494	$1.62	$196,822	$1.40
Add (subtract):
Administrative expenses	(71,370)	(57,058)
Selling and marketing expenses	(108,834)	(69,856)
Bad debt expense	(16,354)	(13,265)
Share-based compensation	(6,388)	(4,606)
Amortization included in cost of sales/selling and
marketing expenses	13,046	13,435
Other income	4,978	2,999
Proportionate share of loss from the joint venture	(3,860)	-
Profit attributable to non-controlling interest	342	-
Base EBITDA	$43,054	$0.30	$68,471	$0.49
Selling and marketing expenses to add gross margin	52,796	20,473
Maintenance capital expenditures	(4,149)	(3,619)
Adjusted EBITDA	$91,701	$0.64	$85,325	$0.61
Dividends/distributions
Dividends	$86,403	$85,242
Restricted share grant and deferred share grant distributions	2,396	2,054
Total dividends/distributions	$88,799	$0.62	$87,296	$0.62
Adjusted fully diluted average number of shares outstanding1	143.2	m	140.6	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

For Adjusted EBITDA, selling and marketing expenses used to generate embedded gross margin are also removed along with maintenance capital expenditures being deducted. Management believes that Adjusted EBITDA is the best measure of operating performance. Adjusted EBITDA amounted to $49.4 million in the three months ended September 30, 2012, an increase of 3% from $47.9 million in the prior comparable quarter.

During the current quarter, the increase in gross margin was partially offset by higher operating expenses associated with expanding to the United Kingdom and the continued growth in the network marketing division. Gross margin increased 14% overall with energy marketing and home services gross margin increasing by 14% and 41%, respectively. Margin contributions from TGF decreased quarter over quarter due to lower ethanol prices and higher wheat feedstock prices. The second quarter of fiscal 2013 showed a continuation of Just Energy’s rapid expansion across its markets with record customer gross additions of 344,000 RCEs, including its first customers signed in the U.K. electricity market.

Administrative expenses increased by 23% from $28.8 million to $35.3 million quarter over quarter. The increase over the prior comparable quarter was partially due to the inclusion of the administrative expenses of $3.5 million relating to Fulcrum.  Excluding the Fulcrum-related expenses, administrative expenses amounted to $31.8 million, a 10% increase over the prior quarter due to the expansion in the energy marketing customer base as well as the costs associated with the UK operations.

Selling and marketing expenses for the three months ended September 30, 2012, were $50.3 million, a 42% increase from $35.3 million reported in the prior comparable quarter. This increase is attributable to the 45% increase in customer additions and sales office expansion in Maryland and California.  Sales and marketing expenses also include an additional $4.1 million in investments related to the build-out of the independent representative network by Momentis. Momentis is expected to achieve a self-funding status by the fourth quarter.

The selling and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $24.6 million for the three months ended September 30, 2012, 15% higher than $21.3 million in the prior comparable quarter. This increase was due to the higher number of customers being replaced due to attrition or non-renewals.

Bad debt expense was $7.7 million for the three months ended September 30, 2012, a 20% increase from $6.5 million recorded for the prior comparable quarter as a result of an increase of 33% in revenue earned in markets where Just Energy bears the credit risk. For the six months ended September 30, 2012, the bad debt expense of $16.4 million represents approximately 2.3% of revenue in the jurisdictions where the Company bears the credit risk, down from the 2.5% of revenue reported for the six months ended September 30, 2011.

Dividends and distributions paid for the three months ended September 30, 2012 were $44.4 million, an increase of 2% from the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Adjusted EBITDA was 90% for the three months ended September 30, 2012, versus 91% in the second quarter of fiscal 2012.

For the six months ended September 30, 2012, Adjusted EBITDA amounted to $91.7 million, an increase of 7% from $85.3 million in the prior comparable period. For the current six-month period gross margin increased by 18%. Dividends and distributions for the six months ended September 30, 2012 were $88.8 million, an increase of 2% from the prior comparative period. For the six months ended September 30, 2012, the payout ratio on Adjusted EBITDA was 97% versus 102% in the prior comparative period.

For more information on the changes in the gross margin, please refer to “Segmented Adjusted EBITDA” on page 16 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 26 through 29.

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	Sept. 2012 vs.		As at	Sept. vs.
	Sept. 30,	Sept. 30,	Sept. 2011		June. 30,	June 2012
	2012	2011	variance		2012	variance
Canada energy marketing (C$)	$571.0	$603.9	(5	) %	$587.7	(3	) %
Home Services division (C$)	510.7	335.7	52%		465.7	10%
Canada total (C$)	1,081.7	939.6	15%		1,053.4	3%
U.S. energy marketing (US$)1	1,065.7	866.7	23%		1,023.0	4%
Total (C$)	$2,129.5	$1,848.1	15%		$2,094.9	2%

1U.S. energy marketing also includes embedded gross margin related to Momentis, HES and the U.K. operations.

Management’s estimate of the embedded gross margin amounted to $2,129.5 million as at September 30, 2012, an increase of 2% from $2,094.9 million three months prior and an increase of 15% year over year. The embedded gross margin for Canadian operations increased 3% driven by 10% higher embedded gross margin from the Home Services division offsetting a decline in energy marketing due to low renewal rates consistent with recent trends. NHS embedded gross margin represents the margin associated with the average remaining life of the customer contracts, with the increase reflecting a higher customer count.

U.S. embedded gross margin increased 4% over the prior period, from US$1,023.0 million to US$1,065.7 million. The growth in energy marketing embedded gross margin for the quarter was greater than the 2% increase in U.S. customers largely because of the loss of a 75,000 RCE customer that contributed less than $2/RCE in gross margin.  The 23% year over year growth in U.S. embedded gross margin was less than the 32% increase in customers as commercial customers, which make up a growing percentage of new additions and by design, have lower margins and shorter base contract terms than consumer customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded gross margin.

The Canadian dollar strengthened 3% against the U.S. dollar over the second quarter of fiscal 2013, resulting in a decrease of $35.7 million in embedded gross margin within the U.S. book when stated in Canadian dollars.

Funds from Operations
For the three months ended September 30
(thousands of dollars, except per share amounts)			Per			Per
	Fiscal 2013		share	Fiscal 2012		share
Cash inflow (outflow) from operations	$(21,606)		$(0.15)	$33,680		$0.24
Add:
Increase in non-cash working capital	35,791			5,246
Tax adjustment	(307)			4,185
Funds from Operations	$13,878		$0.10	$43,111		$0.31
Less: maintenance capital expenditures	(1,120)			(1,052)
Base Funds from Operations	$12,758		$0.09	$42,059		$0.30
Base Funds from Operations payout ratio	348%			104%
Add: selling and marketing expenses to add new gross margin	22,669			10,342
Adjusted Funds from Operations	$35,427		$0.25	$52,401		$0.37
Adjusted Funds from Operations payout ratio	125%			83%
Adjusted fully diluted average number of shares outstanding 1	143.3	m		140.9	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Funds From Operations
For the six months ended September 30
(thousands of dollars, except per share amounts)			Per			Per
	Fiscal 2013		share	Fiscal 2012		share
Cash inflow from operations	$1,503		$0.01	$49,374		$0.35
Add:
Increase in non-cash working capital	13,461			9,295
Tax adjustment	1,040			9,382
Funds from Operations	$16,004		$0.11	$68,051		$0.48
Less: maintenance capital expenditures	(4,149)			(3,619)
Base Funds from Operations	$11,855		$0.08	$64,432		$0.46
Base Funds from Operations payout ratio	749%			135%
Add: selling and marketing expenses to add new gross margin	52,796			20,473
Adjusted Funds from Operations	$64,651		$0.45	$84,905		$0.60
Adjusted Funds from Operations payout ratio	137%			103%
Adjusted fully diluted average number of shares outstanding1	143.2	m		140.6	m

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Funds from Operations represents the cash available for distribution to the shareholders of Just Energy. For the three months ended September 30, 2012, Funds from Operations was $13.9 million, a 68% decrease from $43.1 million in the prior comparable quarter. Base Funds from Operations, which represents Funds from Operations reduced by the maintenance capital expenditures, was $12.8 million for the three months ended September 30, 2012, compared with $42.1 million in the second quarter of fiscal 2012.

The lower Funds from Operations and Base Funds from Operations are due to the substantial growth in selling and marketing expenses to add new embedded gross margin. Against this $22.7 million in expenditures there was a $70.3 million increase in embedded gross margin during the quarter, after removing the quarterly impact of the foreign exchange. Given the quick payback on such investments, there is a clear longer-term benefit received from the investment in the quarter.

For the three months ended September 30, 2012, Adjusted Funds from Operations was $35.4 million, a decrease of 32% from $52.4 million in the prior comparable quarter. Payout ratios were 125% for the three months ended September 30, 2012, and 83% in the prior comparable quarter.

For the six months ended September 30, 2012, Adjusted Funds from Operations was $64.7 million, a decrease from $84.9 million in the prior comparable period. Payout ratios were 137% for the six months ended September 30, 2012, and 103% in the prior comparable quarter.  Just Energy’s results from operations are seasonal with customer consumption being greater during the third and fourth quarters.  Therefore, payout ratios usually are higher in the first and second quarter as a result of lower customer consumption.

Summary of quarterly results
(thousands of dollars, except per share amounts)
Q2	Q1	Q4	Q3
fiscal 2013	fiscal 2013	fiscal 2012	fiscal 2012
Sales	$703,690	$646,074	$820,412	$738,614
Gross margin	117,235	114,259	173,260	147,407
Administrative expenses	35,266	36,104	34,031	31,308
Finance costs	19,968	17,880	16,426	16,377
Profit (loss) for the period	23,087	328,639	(76,895)	(97,386)
Profit (loss) for the period per share – basic	0.17	2.36	(0.55)	(0.70)
Profit (loss) for the period per share – diluted	0.16	1.97	(0.55)	(0.70)
Dividends/distributions paid	44,409	44,390	44,152	43,934
Base EBITDA	27,881	15,173	76,948	63,563
Adjusted EBITDA	49,430	42,271	109,287	88,513
Base Funds from Operations	12,758	(903)	55,236	49,967
Adjusted Funds from Operations	35,427	29,224	88,170	76,567
Payout ratio on Base EBITDA	159%	293%	57%	69%
Payout ratio on Adjusted EBITDA	90%	105%	40%	50%
Payout ratio on Base Funds from Operations	348%	NEG2	80%	88%
Payout ratio on Adjusted Funds from Operations	125%	152%	50%	57%

Q2	Q1	Q4	Q3
fiscal 2012	fiscal 2012	fiscal 2011	fiscal 2011
Sales	$600,043	$626,200	$941,334	$744,296
Gross margin	102,561	94,261	172,599	132,084
Administrative expenses	28,774	28,284	28,367	26,299
Finance costs	14,340	13,792	13,646	15,679	1
Profit (loss) for the period	(3,494)	51,132	37,119	178,468
Profit (loss) for the period per share – basic	(0.03)	0.37	0.27	1.41
Profit (loss) for the period per share – diluted	(0.03)	0.35	0.23	1.16
Dividends/distributions paid	43,691	43,605	43,208	42,450
Base EBITDA	38,604	29,867	109,282	68,823
Adjusted EBITDA	47,894	37,431	114,934	76,800
Base Funds from Operations	42,059	22,373	67,150	50,034
Adjusted Funds from Operations	52,401	32,504	75,215	61,327
Payout ratio on Base EBITDA	113%	146%	40%	62%
Payout ratio on Adjusted EBITDA	91%	116%	38%	55%
Payout ratio on Base Funds from Operations	104%	195%	64%	85%
Payout ratio on Adjusted Funds from Operations	83%	134%	57%	69%

1Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.
2Neg represents a negative payout ratio.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and lower payout ratios in the third and fourth quarters and lower Base EBITDA, Adjusted EBITDA, Funds from Operations, Adjusted Funds from Operations and higher payout ratios in the first and second quarters.

ANALYSIS OF THE SECOND QUARTER
Sales increased by 17% quarter over quarter to $703.7 million from $600.0 million. Quarterly sales from energy marketing increased by 19% versus the prior year primarily as a result of the increase in customer base. After an extended period of declining commodity prices, contract prices stabilized in the quarter.  Gross margin from energy marketing increased by 14% due to the growth in customer base offset by the final financial reconciliations associated with lower gas consumption due to the extremely warm winter temperatures experienced across Just Energy’s gas markets during fiscal 2012. Growth in gross margin at both NHS and Momentis also contributed to the overall increase in margin of 14%.

The change in fair value of derivative instruments resulted in a gain of $52.5 million for the current quarter, in comparison with a gain of $24.9 million recorded in the second quarter of the prior fiscal year. Profit for the period ended September 30, 2012 was $23.1 million, representing earnings per share of $0.17 and $0.16 on a basic and diluted basis respectively.  For the prior comparable quarter, the loss was $3.5 million, representing a loss per share of $0.03 on both a basic and diluted basis. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses.

Adjusted EBITDA was $49.4 million for the three months ended September 30, 2012, a 3% increase from $47.9 million in the prior comparable quarter. During the current quarter, the increase in gross margin was offset by higher administrative, bad debt, and selling and marketing expenses to maintain gross margin. Base EBITDA (after all selling and marketing costs) decreased by 28% to $27.9 million for the three months ended September 30, 2012, down from $38.6 million in the prior comparable quarter primarily as a result of funding record gross additions and investments to grow the network marketing division.  These expenditures will support future growth for the Company and the results are and will be reflected in higher future embedded gross margin.

Funds from Operations were lower than the prior comparable quarter as the available cash was utilized to fund record customer additions and embedded gross margin growth of $70.3 million, (excluding the foreign exchange impact on the U.S. customer book).

Dividends/distributions paid were $44.4 million, an increase of 2% over the prior comparable quarter as a result of a higher number of shares outstanding. The payout ratio on Adjusted EBITDA was 90% for the three months ended September 30, 2012, compared with 91% in the prior comparable quarter.  The payout ratio on Adjusted Funds from Operations was 125% for the three months ended September 30, 2012, compared with 83% reported for the second quarter of fiscal 2012.

Segmented Adjusted EBITDA
For the three months ended September 30
	Fiscal 2013
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$100,394	$2,949	$9,236	$4,656	$117,235
Add (subtract):
Administrative expenses	(26,794)	(1,876)	(4,231)	(2,365)	(35,266)
Selling and marketing expenses	(41,526)	-	(1,271)	(7,471)	(50,268)
Bad debt expense	(7,708)	-	(6)	-	(7,714)
Share-based compensation	(2,221)	-	(529))	(599)	(3,156)
Amortization included in cost of sales/selling and marketing expenses	2,401	1,340	2,825	-	6,566
Other income (loss)	2,574	-	(2)	104	2,676
Proportionate share of loss from joint venture	(2,701)	-	-	-	(2,701)
Profit attributable to non-controlling interest	509	-	-	-	509
Base EBITDA	$24,928	$2,413	$6,145	$(5,605)	$27,881
Selling and marketing expenses to add gross margin	14,535	-	664	7,470	22,669
Maintenance capital expenditures	(888)	(220)	(12)	-	(1,120)
Adjusted EBITDA	$38,575	$2,193	$6,797	$1,865	$49,430

	Fiscal 2012
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$88,053	$6,212	$6,545	$1,751	$102,561
Add (subtract):
Administrative expenses	(21,732)	(2,150)	(3,574)	(1,318)	(28,774)
Selling and marketing expenses	(31,357)	-	(578)	(3,367)	(35,302)
Bad debt expense	(6,447)		(4)		(6,451)
Share-based compensation	(2,526)		(399)		(2,925)
Amortization included in cost of sales/selling and marketing expenses	3,275	1,408	1,978	-	6,661
Other income	2,755	-	-	79	2,834
Base EBITDA	$32,021	$5,470	$3,968	$(2,855)	$38,604
Selling and marketing expenses to add gross margin	6,747		226	3,369	10,342
Maintenance capital expenditures	(956)	(95)	-	(1)	(1,052)
Adjusted EBITDA	$37,812	$5,375	$4,194	$513	$47,894

1The per share amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Segmented Adjusted EBITDA
For the six months ended September 30
	Fiscal 2013
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$197,993	$3,551	$17,715	$12,235	$231,494
Add (subtract):
Administrative expenses	(54,699)	(4,142)	(8,023)	(4,506)	(71,370)
Selling and marketing expenses	(83,001)	-	(2,352)	(23,481)	(108,834)
Bad debt expense	(16,312)	-	(42)	-	(16,354)
Share-based compensation	(4,989)	-	(870)	(529)	(6,388)
Amortization included in cost of sales/selling and marketing expenses	5,233	2,422	5,391	-	13,046
Other income	2,985	-	-	1,993	4,978
Proportionate share of loss from joint venture	(3,860)	-	-	-	(3,860)
Profit attributable to non-controlling interest	342	-	-	-	342
Base EBITDA	$43,692	$1,831	$11,819	$(14,288)	$43,054
Selling and marketing expenses to add gross margin	28,084	-	1,240	23,472	52,796
Maintenance capital expenditures	(3,891)	(220)	(26)	(12)	(4,149)
Adjusted EBITDA	$67,885	$1,611	$13,033	$9,172	$91,701

	Fiscal 2012
	Energy		Home
	marketing	Ethanol	services	Other	Consolidated
Gross margin per financial statements	$173,175	$8,757	$12,777	$2,113	$196,822
Add (subtract):
Administrative expenses	(43,376)	(4,823)	(6,337)	(2,522)	(57,058)
Selling and marketing expenses	(63,494)	-	(1,878)	(4,484)	(69,856)
Bad debt expense	(13,258)	-	(7)	-	(13,265)
Share-based compensation	(3,884)	-	(722)	-	(4,606)
Amortization included in cost of sales/selling and marketing expenses	6,838	2,846	3,751	-	13,435
Other income	2,854	-	-	145	2,999
Base EBITDA	$58,855	$6,780	$7,584	$(4,748)	$68,471
Selling and marketing expenses to add gross margin	14,772	-	1,217	4,484	20,473
Maintenance capital expenditures	(3,474)	(122)	(22)	(1)	(3,619)
Adjusted EBITDA	$70,153	$6,658	$8,779	$(265)	$85,325

Adjusted EBITDA amounted to $49.4 million for the three months ended September 30, 2012, a 3% increase from $47.9 million in the prior comparable quarter. Energy marketing contributed $38.6 million to Adjusted EBITDA for the current quarter, up 2% from $37.8 million in the second quarter of fiscal 2012 due to the margin associated with the increase in customer base being offset by higher than expected final utility reconciliation costs attributable to excess gas supply from the extremely warm winter in fiscal 2012. Sales and marketing costs to replace lost customer embedded gross margin were higher in the second quarter of fiscal 2013 as the higher customers base led to greater attrition and renewal rates in Canada were lower than expected. Just Energy’s Ethanol division, TGF, contributed $2.2 million to Adjusted EBITDA for the three months ended September 30, 2012, compared with the $5.4 million in Adjusted EBITDA in the prior comparable quarter as a result of higher wheat feedstock prices and lower ethanol prices experienced in the current quarter.

NHS contributed $6.8 million to the consolidated Adjusted EBITDA for the second quarter of fiscal 2013, an increase of 62% from $4.2 million in the prior comparable quarter due to the higher gross margin from an increased customer base. The number of installed units has increased by 30% in the past year to 187,300 units.  Just Energy’s other divisions, Momentis and HES, contributed a combined $1.9 million to Adjusted EBITDA for the current quarter, an increase from $0.5 million contributed in the three months ended September 30, 2011.

Adjusted EBITDA amounted to $91.7 million for the six months ended September 30, 2012, an increase of 7% from $85.3 million in the prior comparable period. Energy marketing contributed $67.9 million to Adjusted EBITDA, a decrease from $70.2 million in the six months ended September 30, 2011. Just Energy’s Ethanol division, TGF, contributed $1.6 million to Adjusted EBITDA for the six months ended September 30, 2012, compared with $6.7 million in Adjusted EBITDA in the prior comparable period as a result of lower ethanol prices and higher supply costs.

NHS contributed $13.0 million to the consolidated Adjusted EBITDA for the six months ended September 30, 2012, an increase from $8.8 million in the prior comparable period due to the higher gross margin from an increasing customer base. Just Energy’s other divisions, Momentis and HES, contributed a combined $9.2 million to Adjusted EBITDA for the six months ended September 30, 2012, an increase from the loss of $0.3 million contributed in the six months ended September 30, 2011.

For further information on each division, please refer to “Energy marketing” included below, “Ethanol division (TGF)” on page 25, “Home Services division (NHS)” on page 25 and “Other divisions (Momentis and HES)” on page 26.

Energy marketing
Adjusted EBITDA for the three months ended September 30, 2012, amounted to $38.6 million, a 2% increase from $37.8 million reported in the second quarter of fiscal 2012. Gross margin increased by 14% quarter over quarter, higher operating expenses and, in particular, higher selling and marketing costs to address the larger customer base and the associated increase in the number of customers up for renewal. Administrative and bad debt expenses also increased as a result of the Fulcrum acquisition and the expanding customer base.

For the six months ended September 30, 2012, Adjusted EBITDA amounted to $67.9 million, a decrease of 3% compared to $70.2 million in the six months ended September 30, 2011.

SALES AND GROSS MARGIN
For the three months ended September 30
(thousands of dollars)
	Fiscal 2013			Fiscal 2012
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$40,346	$107,356	$147,702	$54,406	$125,662	$180,068
United States	28,046	481,082	509,128	37,399	335,972	373,371
	$68,392	$588,438	$656,830	$91,805	$461,634	$553,439
Increase (decrease)	(26)%	27%	19%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$1,012	$27,400	$28,412	$7,378	$19,469	$26,847
United States	4,389	67,593	71,982	2,183	59,023	61,206
	$5,401	$94,993	$100,394	$9,561	$78,492	$88,053
Increase (decrease)	(44)%	21%	14%

SALES AND GROSS MARGIN For the six months ended September 30
(thousands of dollars)
	Fiscal 2013			Fiscal 2012
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$108,534	$205,750	$314,284	$177,684	$245,711	$423,395
United States	79,954	866,108	946,062	116,571	601,270	717,841
	$188,488	$1,071,858	$1,260,346	$294,255	$846,981	$1,141,236
Increase (decrease)	(36)%	27%	10%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$11,648	$53,391	$65,039	$24,225	$37,939	$62,164
United States	8,406	124,548	132,954	10,441	100,570	111,011
	$20,054	$177,939	$197,993	$34,666	$138,509	$173,175
Increase (decrease)	(42)%	28%	14%

Sales for the three months ended September 30, 2012, were $656.8 million, an increase of 19% from $553.4 million in the prior comparable quarter. The sales increase reflects growth in the U.S. electricity segment from the 51% larger customer base.  This is offset by the lower gas sales as a result of the inventory adjustments associated with the extreme warm weather in the previous winter and a 12% year over year decline in the gas customer base. In addition, because of the lower commodity prices, Just Energy has experienced a gradual reduction in average price within the customer base, as new customers signed and customer renewals are at lower prices than that of customers expiring or lost through attrition.

Gross margin was $100.4 million for the quarter, an increase of 14% from the $88.1 million earned during the three months ended September 30, 2011, reflecting the Company’s efforts to maintain per customer margins while selling prices decline. Higher electricity margins more than offset the lower gas margins resulting from the impact of warm winter and its ensuing lower consumption. The increasing proportion of lower margin commercial customers results in lower margin growth than customer growth.

For the six months ended September 30, 2012, sales were $1,260.3 million, an increase of 10% from $1,141.2 million in the prior comparable period. Gross margin was $198.0 million for the six months ended September 30, 2012, an increase of 14% from $173.2 million earned in the prior comparable period reflecting the 18% increase in customer base.

GAS
Sales were $68.4 million for the three months ended September 30, 2012, down 26% from $91.8 million in the prior comparable quarter of fiscal 2012. Gross margins were $5.4 million for the second quarter of fiscal 2013, a decrease of 44% from $9.6 million recorded for the three months ended September 30, 2011. The decrease in the current quarter is primarily due to the loss on the sale of excess supply released by the LDCs in the quarter due to the past warm winter as well as a decrease of 12% in the number of gas customers during the past year. The largest portion of this customer decrease was a single low margin 75,000 RCE customer which did not renew during the quarter.

For the six months ended September 30, 2012, sales were $188.5 million, a decrease of 36% from $294.3 million in the prior comparable period. Gross margin was $20.1 million for the six months ended September 30, 2012, a decrease of 42% from $34.7 million earned in the prior comparable period. The decrease over the prior comparable period reflects lower consumption due to the reduced customer base as well as the losses on the sale of excess gas resulting from the milder temperatures last winter.

Canada
Canadian gas sales were $40.3 million, a decrease of 26% from $54.4 million recorded for the three months ended September 30, 2011. Gross margin totalled $1.0 million, down 86% from the prior comparable quarter. The decrease over the prior comparable period reflects lower consumption resulting from a 7% decrease in customer base as well as the losses on the sale of excess gas released through final LDC reconciliations resulting from the milder temperatures last winter.

For the six months ended September 30, 2012 sales and gross margin were $108.5 million and $11.6 million respectively, representing decreases of 39% in sales and 52% in gross margin over the first half of fiscal 2012.

 After allowance for balancing, realized average gross margin per customer (“GM/RCE”) for the rolling 12 months ended September 30, 2012, amounted to $170 per RCE compared to $176 per RCE for the prior comparable period. The GM/RCE value includes an appropriate allowance for a bad debt expense in British Columbia and Alberta.  In the absence of balancing charges, margins of $182 per RCE would have been realized.

United States
For the three months ended September 30, 2012, gas sales totalled $28.0 million, a decrease of 25% from $37.4 million in the prior comparable period. Gross margin for the gas markets in the U.S. was up sharply to $4.4 million, a 101% increase versus $2.2 million reported in the second quarter of fiscal 2012. Total gas customers in the U.S decreased by 18% during the past year almost entirely due to a single low margin 75,000 RCE customer that did not renew during the quarter.  Just Energy has no other similar customers remaining in its customer base. The lower sales and higher gross margin were the result of the impact of the high sales and very low margins of the lost customer.  The lower commodity price environment and its impact on recently signed contracts who have signed at lower contract prices also contributed to the decline in gas sales in the U.S. over the prior comparable period.

For the six months ended September 30, 2012, gas sales were $80.0 million, a decrease of 31% from $116.6 million in the prior comparable period.  Gross margin was $8.4 million, a decrease of 19% as compared to $10.4 million for the six months ended September 30, 2011.  This decline reflects the U.S. impact from the warm winter on U.S. consumption.

Average realized gross margin after all balancing costs for the rolling 12 months ended September 30, 2012 was $121 per RCE, a decrease from $145 per RCE in the prior comparable period.  In addition to the impact from weather, a higher proportion of commercial customers were added, which have lower margins per RCE by design. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Georgia, Michigan and California.  In the absence of the balancing charges, margins of $148 per RCE would have been realized.

ELECTRICITY
Sales for the three months ended September 30, 2012, were $588.4 million, an increase of 27% from $461.6 million for the three months ended September 30, 2011. Gross margin was $95.0 million, up 21% from $78.5 million in the prior comparable quarter. The number of electricity customers has increased by 34% during the past year.

For the six months ended September 30, 2012, sales were $1,071.9 million, an increase of 27% from $847.0 million and gross margin was $177.9 million, up 28% from $138.5 million in the prior comparable period.

Canada
Electricity sales were $107.4 million for the three months ended September 30, 2012, a decrease of 15% from the prior comparable period due to a 4% decline in RCEs as well as new variable rate products with five-year term features offered at lower sales prices. Gross margin increased 41% to $27.4 million, compared to $19.5 million in the prior comparable quarter. Gross margin increased largely due to higher margins associated with the JustGreen product offerings as well as pricing on attractive variable rate products.

For the six months ended September 30, 2012, sales were $205.8 million, a decrease of 16% from $245.7 million and gross margin was $53.4 million, up 41% from $37.9 million in the prior comparable period.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the rolling 12 months ended September 30, 2012, amounted to $168 per RCE, an increase from $114 per RCE in the prior comparable period.  The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States
Electricity sales in the U.S. were $481.1 million for the three months ended September 30, 2012, an increase of 43% from $336.0 million in the prior comparable period. Gross margin for electricity in the U.S. was $67.6 million, a 15% increase from $59.0 million recorded in the three months ended September 30, 2011. Driving sales and margin growth was the 51% increase in customer base during the past 12 months, as a result of strong additions through marketing and customers added through the Fulcrum acquisition effective October 1, 2011. This was offset by lower average realized margins per customer.

For the six months ended September 30, 2012, electricity sales were $866.1 million, an increase of 44% from $601.3 million in the prior comparable period.  Gross margin was $124.5 million, an increase of 24% as compared to $100.6 million recorded for the six months ended September 30, 2011.

Average gross margin per customer for electricity during the rolling 12 months decreased to $117 per RCE, compared to $131 per RCE in the prior comparable period, as a result of a higher proportion of commercial customers added which have lower margins per RCE by design. In addition, there has been some margin compression in the Texas markets driven by heightened competition.  The GM/RCE value for Texas, Pennsylvania, Massachusetts, Illinois and California includes an appropriate allowance for bad debt expense.

Long-term energy customer aggregation
	July 1			Failed to	September 30,	% increase	September 30,	% increase
	2012	Additions	Attrition	renew	2012	(decrease)	2011	(decrease)
Natural gas
Canada	561,000	19,000	(12,000)	(11,000)	557,000	(1)%	597,000	(7)%
United States	544,000	40,000	(31,000)	(84,000)	469,000	(14)%	570,000	(18)%
Total gas	1,105,000	59,000	(43,000)	(95,000)	1,026,000	(7)%	1,167,000	(12)%
Electricity
Canada	683,000	15,000	(18,000)	(20,000)	660,000	(3)%	688,000	(4)%
United States	2,189,000	263,000	(71,000)	(50,000)	2,331,000	6%	1,548,000	51%
United Kingdom	-	7,000	-	-	7,000	-	-	-
Total electricity	2,872,000	285,000	(89,000)	(70,000)	2,998,000	4%	2,236,000	34%
Combined	3,977,000	344,000	(132,000)	(165,000)	4,024,000	1%	3,403,000	18%

Gross customer additions for the quarter were 344,000, up 45% from the 238,000 customers added through marketing in the second quarter of fiscal 2012. Net additions from marketing were 47,000 for the quarter versus 45,000 net customers added in the prior comparable quarter.  However, excluding the 75,000 RCE customer lost, the net additions are in line with net additions over 100,000 in the past three quarters.

Customer growth was dampened by a failure to renew a 75,000 RCE U.S. gas customer (Just Energy’s largest in terms of volume).  This customer has generated annual margins of less than $2 per RCE versus normal Commercial division annual margins of $70 per RCE and Consumer division annual margins of $181 per RCE.  When it became apparent that renewal of this customer would again be at an annual gross margin of less than $2 per RCE per year, Just Energy did not actively pursue the renewal.  There are no similar large volume low margin customers currently in the Company’s books.

Consumer customer additions amounted to 166,000 for the quarter, almost doubling the 84,000 gross customer additions recorded in the prior comparable quarter. Management continues to diversify its sales platform beyond door-to-door sales to include the Momentis network, telephone and online marketing channels.

Commercial customer additions were 178,000 for the quarter, a 16% increase from 154,000 gross customer additions in the second quarter of the previous fiscal year. The broker sales channel continues to expand across Just Energy’s existing markets. During the quarter, Just Energy opened commercial operations in the United Kingdom, resulting in electricity customer additions of 7,000 RCEs.

Total gas customers decreased by 7% for the quarter, with Canadian gas customer base decreasing by 1% while U.S. gas customers decreased by 14%. With the exclusion of the single low margin customer, the U.S. and total gas customer base would have been effectively unchanged for the quarter. The extended period of low, stable gas prices has reduced the consumer customer appetite for the stability of higher priced long-term fixed contracts.  As a result, Just Energy has moved to a variety of consumer products that provide different value proposition in the current environment, with variable and monthly flat rate contracts being well received while spot market prices remain stable.  Management believes that holding the gas customer base flat in this environment is a positive result.

Total electricity customers were up 4% during the quarter, with a 6% growth in the U.S. market and a 3% decrease in the Canadian markets. The growth in the U.S. is a result of strong additions, while the Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing.

JUSTGREEN
New customers choosing JustGreen remained stable during the quarter despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. Grant Thornton LLP conducted a review of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2011, through December 31, 2011, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy has contracts with over 70 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy certificates for the current and future use of the Company’s customers. Just Energy purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois, New Jersey, Maryland and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 28% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 80% of their consumption as green supply. In comparison, the second quarter of fiscal 2012 reported that 34% of consumer customers who contracted with Just Energy in the previous year choose to include JustGreen for an average of 90% of their consumption.  The reduction in green take-up is primarily related to the high premium on the product in a low commodity price environment for Just Energy’s gas consumers.  Overall, JustGreen now makes up 11% of the Consumer gas portfolio, up from 9% a year ago. JustGreen makes up 11% of the Consumer electricity portfolio, down from 12% a year ago.

ATTRITION
	Trailing	Trailing	Trailing
	12-month	12-month	12-month
	attrition	attrition	attrition
	September 30, 2012	September 30, 2011	March 31, 2012
Natural gas
Canada	10%	10%	10%
United States	25%	21%	24%
Electricity
Canada	10%	10%	9%
United States	13%	14%	13%
Total attrition	14%	13%	13%

Attrition rates increased slightly to 14% from 13%. The attrition rates are relatively stable as most customers that signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will be assisted by this pricing; in addition, there are generally lower attrition rates among the growing base of commercial customers.

Natural gas
The annual natural gas attrition in Canada was 10% for the rolling 12-months, consistent with attrition rates reported one year ago. In the U.S., annual gas attrition was 25%, an increase from 21% experienced in the prior comparable quarter and up slightly from 24% reported for fiscal 2012 due to increased competition against utility pricing.

Electricity
The annual electricity attrition rate in Canada was 10%, consistent with attrition rates reported in the prior comparable quarter but 1% higher than the attrition levels experienced in fiscal 2012. Electricity attrition in the U.S. was 13% for the rolling 12-months, a decrease from 14% reported in the same comparable period in fiscal 2012, due to the increasing commercial customer base, which has historically experienced lower attrition rates.

RENEWALS
	Consumer		Commercial
	Trailing	Trailing	Trailing	Trailing
	12-month	12-month	12-month	12-month
	renewal	renewal	renewal	renewal
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Natural gas
Canada	45%	64%	63%	57%
United States	81%	73%	14%	90%
Electricity
Canada	49%	54%	65%	60%
United States	85%	79%	84%	71%

Total renewals - Consumer and Commercial divisions	70%	67%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are in the range of 70% overall, assuming commodity price volatility remains low. The renewal rates for Canadian gas and electricity continue to be impacted by the current large spread between the Just Energy five-year price and the utility spot price. The long period of stable low prices has reduced customer interest in renewing at higher fixed prices. Just Energy is focused on variable-price offerings in order to improve renewal rates.

Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. This was the case for the U.S. gas market, where the renewal rate was 14%, primarily due to one low margin customer representing 75,000 RCEs, failing to renew its contract.

The combined renewal rate for all customers, both consumer and commercial, was 70% for the second quarter in fiscal 2013, an increase from 67% reported in the second quarter of fiscal 2012. Average renewal rates excluding the one low margin customer would have been 75%, an even more significant improvement year over year. The U.S. electricity renewals are most affected by this volatility, although the U.S gas market was heavily impacted this quarter due to this one customer. It is anticipated that Canadian renewal rates will improve towards target levels as more customers begin to renew their current market priced contracts.

Gas and electricity contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal period:

		Canada -
	Canada – gas	electricity	U.S. - gas	U.S. - electricity
Remainder of 2013	22%	14%	11%	15%
2014	20%	17%	16%	30%
2015	18%	13%	11%	13%
2016	20%	23%	15%	13%
Beyond 2016	20%	33%	47%	29%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 327,000 RCEs, are excluded from the table above.

Gross margin earned through marketing efforts

The table on the next page depicts the annual margins on contracts of consumer and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Consumer division had higher margins than the customers lost through attrition or failure to renew, reversing a trend over the past several quarters. For the Commercial division, the average gross margin for new customers added was $70 per RCE. The aggregation cost of these customers is lower per RCE compared to a consumer customer.  The margin on lost commercial customers was $50 per RCE but this is skewed by the single lost 75,000 RCE customer which had annual gross margin per RCE of less than $2.

ANNUAL GROSS MARGIN PER CUSTOMER1
		Number of
	Q2 Fiscal 2013	customers
Consumer customers added in the period
- Canada – gas	$178	7,000
- Canada - electricity	140	10,000
- United States - gas	192	36,000
- United States – electricity	182	113,000
Average annual margin	181	166,000
Consumer customers renewed in the period
- Canada - gas	$175	7,000
- Canada - electricity	199	15,000
- United States - gas	182	9,000
- United States – electricity	188	21,000
Average annual margin	188	52,000
Consumer customers lost in the period
- Canada – gas	$187	19,000
- Canada – electricity	150	27,000
- United States – gas	157	29,000
- United States – electricity	196	88,000
Average annual margin	177	163,000

Commercial customers added in the period	$70	178,000
Commercial customers lost in the period	$50	134,000

1 Customer sales price less cost of associated supply and allowance for bad debt.

Home Services division (“NHS”)
NHS provides Ontario and Quebec residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continued its customer growth with installations for the quarter amounting to 8,700 water heaters and 1,600 air conditioners and furnaces, compared with 10,400 water heaters and 1,800 air conditioner and furnace units installed in the prior comparable quarter. NHS currently markets through approximately 250 independent contractors. As of September 30, 2012, the installed customer base, including water heaters, furnaces and air conditioners, amounted to 187,300, an increase of 30% from the installed customer base of 143,800 as at September 30, 2011.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners in Enbridge Gas and Union Gas distribution territories. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to September 30, 2012, was $232.9 million. As at September 30, 2012, the balance outstanding was $177.7 million, with an average term of 6.4 years. During the quarter, NHS expanded its operations to the province of Quebec and will use HTC financing to support this growth.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset, which will generate strong cash returns following repayment of the HTC financing.  The embedded gross margin within the NHS contracts grew 10% to $510.7 million during the quarter, up from $465.7 million as at June 30, 2012.

RESULTS FROM OPERATIONS
For the three months ended September 30, 2012, NHS had gross margin of $9.2 million, an increase of 41% from $6.5 million reported in the prior comparable quarter. The increase in gross margin was higher than the 30% increase quarter over quarter in the number of units installed due to the fact that revenue associated with furnace and air conditioner installations is approximately 2.4 times that of a water heater unit. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses were $4.2 million for the three months ended September 30, 2012, an increase of 18% quarter over quarter due to the expansion into Quebec.

Adjusted EBITDA for the Home Services division for the second quarter of fiscal 2013 amounted to $6.8 million, an increase of 62% from $4.2 million in the prior comparable quarter. This increase is attributable to the increase in gross margin associated with the 30% increase in installed customer base in comparison with a year prior.

Finance costs amounted to $3.3 million for the three months ended September 30, 2012, an increase from $2.4 million expensed during the second quarter of fiscal 2012. NHS financing was $177.7 million as at September 30, 2012, an increase of 38% from a year prior.

For the six months ended September 30, 2012, NHS had sales of $22.9 million, up 42% compared with $16.2 million, and gross margin was $17.7 million, an increase from $12.8 million in the prior comparable period. Adjusted EBITDA for the Home Services division for the six months ended September 30, 2012 amounted to $13.0 million, an increase of 48% from $8.8 million in the prior comparable period. The increase in Adjusted EBITDA is a result of the increase in installed units as well as higher revenue contribution from the furnace and air conditioners units added in the past year.

ETHANOL DIVISION (TGF)
TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the three months ended September 30, 2012, the plant achieved an average production capacity of 79%, a slight decrease from average production capacity of 80% in the same quarter in the prior fiscal year.

Ethanol prices were, on average, $0.67 per litre and wheat prices averaged $244 per metric tonne for the three months ended September 30, 2012. For the prior comparable quarter, average ethanol prices were $0.77 per litre and wheat prices were $207 per metric tonne. As at September 30, 2012, ethanol was priced at $0.61 per litre.

RESULTS OF OPERATIONS
For the three months ended September 30, 2012, TGF had sales of $29.3 million, a 19% decrease from $36.4 million in the prior comparable quarter. The decrease in sales is a result of lower ethanol prices during the current quarter. Gross margin amounted to $2.9 million, a decrease of 53% from $6.2 million in the prior comparable quarter as a result of higher wheat prices in the current quarter and a reclassification of costs from administrative expenses. During the second quarter in fiscal 2013, the plant produced 29.5 million litres of ethanol and 27,954 metric tonnes of DDG, resulting in a productive capacity of 79%. In the prior comparable quarter, TGF produced 29.8 million litres of ethanol and 30,078 metric tonnes of DDG and experienced an average production capacity of 80%. Administrative expenses declined due to a reclassification of certain costs to cost of sales.

For the six months ended September 30, 2012, TGF sales were $52.8 million, down 21% from $66.6 million in the prior comparable period.  Gross margin was $3.6 million, a decrease from $8.8 for the six months ended September 30, 2011.

Adjusted EBITDA for the Ethanol division for the second quarter of fiscal 2013 amounted to $2.2 million, in comparison with $5.4 million in the prior comparable quarter. This decrease is directly attributable to the decrease in gross margin associated with lower ethanol prices and higher wheat prices than what was experienced in the prior comparable quarter. For the six months ended September 30, 2012, Adjusted EBITDA was $1.6 million, a decrease from $6.7 million reported for the prior comparable period.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009, based on the volume of ethanol produced. The subsidy is $0.07 per litre for fiscal 2013. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Other divisions (Network Marketing and Solar)
Adjusted EBITDA generated by Just Energy’s other divisions amounted to $1.9 million, an increase from $0.5 million in the prior comparable quarter. The increase over the prior comparable quarter is primarily due to the growth in the Network Marketing division. For the six months ended September 30, 2012, Adjusted EBITDA was $9.2 million, up from a loss of $0.3 million in the prior comparable period.

NETWORK MARKETING (MOMENTIS)
Gross margin for the three months ended September 30, 2012 amounted to $4.5 million, up from $1.8 million in the prior comparable quarter. The gross margin relates to revenue generated by initial registration fees and website fees paid by independent representatives as well as revenue generated by the sale of third party products, less the related cost of sales. During the quarter, an additional 6,100 independent representatives joined Momentis. In addition to the energy contracts sold, Momentis has sold other related products equivalent to 43,000 RCEs.

Selling and marketing expenses amounted to $7.5 million for the three months ended September 30, 2012, representing the initial cost of building the Network Marketing division. The costs are recognized immediately although the gross margin will not be recognized until future periods. These costs are added back as marketing expenses to add gross margin in the calculation of Adjusted EBITDA.

For the six months ended September 30, 2012, gross margin was $12.1 million, an increase of 479% from $2.1 million in fiscal 2013.

SOLAR (HES)
Gross margin generated by the Solar division is not yet material as there are currently only a small number of projects that were completed as of September 30, 2012. However, as at September 30, 2012, the division has made cumulative commitments of $108.9 million, with projects ranging from contracted to completed. During the quarter, HES entered into a separate non-recourse US$30 million credit agreement with Macquarie Bank Limited.  Advances under the credit facility will be used to assist with the construction of solar projects. The credit facility has a two year term, under which advances will be made in connection with completed solar projects located in the United States. As of September 30, 2012, $3.6 million has been financed using the credit facility.

Overall consolidated results

ADMINISTRATIVE EXPENSES
For the three months ended September 30, 2012, administrative expenses were $35.3 million, an increase of 23% from $28.8 million in the prior comparable quarter. For the six months ended September 30, 2012, administrative expenses were $71.4 million, an increase of 25% compared with the prior comparable period.

	Three months	Three months		Six months	Six months
	ended	ended	%	ended	ended	%
	September 30,	September 30,	increase	September 30,	September 30,	increase
	2012	2011	(decrease)	2012	2011	(decrease)
Energy marketing	$26,794	$21,732	23%	$54,699	$43,376	26%
NHS	4,231	3,574	18%	8,023	6,337	27%
TGF	1,876	2,150	(13)%	4,142	4,823	(14)%
Other	2,365	1,318	79%	4,506	2,522	79%
Total administrative expenses	$35,266	$28,774	23%	$71,370	$57,058	25%

Energy marketing administrative costs were $26.8 million for the second quarter of fiscal 2013, an increase of 23% from $21.7 million for the three months ended September 30, 2011. This increase is primarily attributable to the inclusion of $3.5 million in administrative costs added with the Fulcrum acquisition which was October 1, 2011. Management did not anticipate any material synergies to be gained from the Fulcrum acquisition with respect to administrative expenses. Excluding the Fulcrum-related costs, energy marketing administrative expenses amounted to $23.3 million a 7% increase quarter over quarter reflecting the expansion in the energy marketing customer base as well as including the cost associated with the new U.K. operations. For the six months ended September 30, 2012, administrative expenses for energy marketing were $54.7 million, an increase of 26% from $43.4 million in the prior comparable period. Excluding the $7.0 million of Fulcrum-related administrative expenses, for the six months ended September 30, 2012, administrative expenses increased by 10% over the prior comparable period due to the costs associated with supporting the increase in customer base.

Administrative expenses for NHS and Other (Network Marketing and Solar divisions) for the second quarter of fiscal 2013 were $4.2 million and $2.4 million, respectively, both reflecting an increase from the prior comparable period as a result of the growth in operations during the past year. Administrative expenses for TGF decreased slightly as a result of a reallocation to cost of sales. For the six months ended September 30, 2012, the administrative expenses for NHS and Other were $8.0 million and $4.5 million, respectively, compared with $6.3 million and $2.5 million in the prior comparable period. TGF expenses were $4.1 million, a decrease from $4.8 million.

SELLING AND MARKETING EXPENSES
Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $50.3 million, an increase of 42% from $35.3 million in the second quarter of fiscal 2012. Excluding the additional $4.1 million of costs associated with the expansion of Momentis in the current period compared with the second quarter of fiscal 2012, selling and marketing expenses increased by 34% to $42.8 million.

New customers signed by the sales force totalled 344,000 during the second quarter of fiscal 2013, an increase of 45% compared to 238,000 customers added through our sales channels in the prior comparable quarter. The increase in selling and marketing costs was less than the increase in customers due to lower marketing cost per RCE, particularly in the Consumer division.  The Consumer aggregation cost was $160 per RCE, down 21% from the $203 per RCE reported in the comparable period.  Commercial marketing costs per RCE (non-broker) were $123 per RCE, slightly higher than $119 per RCE reported in the prior comparable period. The vast majority of commercial customers are aggregated by brokers who generally are paid annually as the customer flows.  Annual costs of these customers were $31 per RCE down from $34 per RCE in the comparable quarter.  For the six months ended September 30, 2012, selling and marketing expenses amounted to $108.8 million, an increase of 56% from $69.9 million in the prior comparable period, primarily due to a 45% increase in customer additions as well as $19.0 million in additional expenditures related to Momentis.

Commissions related to obtaining and renewing broker commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses at the time the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 77% are commercial broker customers and approximately 71% of these commercial brokers are being paid recurring residual payments.

During the three months ended September 30, 2012, $2.9 million in commission-related expenses were capitalized to contract initiation costs. Of the capitalized commissions, $0.7 million represents commissions paid to maintain gross margin and therefore is included in the maintenance capital deducted in the Adjusted EBITDA calculation. For the six months ended September 30, 2012, $6.7 million in contract initiation costs were capitalized with $1.8 million of costs being included in the maintenance capital deducted in Adjusted EBITDA.

Selling and marketing expenses to maintain gross margin were $24.6 million for the three months ended September 30, 2012, an increase of 15% from $21.3 million for the second quarter in fiscal 2012 as a result of more customers up for renewal and associated costs. This was offset by the lower commission per customer and higher commercial customer additions which have lower sales cost per RCE. For the six months ended September 30, 2012, the selling and marketing expenses to maintain embedded gross margin amounted to $49.7 million, an increase of 19% from $41.9 million in the prior comparable period.

Selling and marketing expenses to add new gross margin takes the portion of costs that were required to create the increase in embedded gross margin during the period. This measure increased $70.3 million in the quarter, excluding the foreign exchange impact on the existing U.S. book. Expenditures from home services, energy marketing and network marketing resulted in this net growth.  Selling and marketing expenses to add new gross margin in the three months ended September 30, 2012 totalled $22.7 million, of which $7.5 million related to the building of the Network Marketing division.  In the prior comparable quarter, $10.3 million was spent to increase embedded gross margin. For the six months ended September 30, 2012, selling and marketing expenses to add embedded gross margin amounted to $52.8 million, in comparison with $20.5 million in the first half of fiscal 2012.

Excluding currency fluctuation impacts on the existing book, total embedded gross margin was up $70.3 million and $166.9 million for the three months and six months ended September 31, 2012, showing the high returns Just Energy realizes on these expenditures.

In contrast to door-to-door marketing, there is an initial cost of building the Momentis channel as a result of the expansion of an independent representative base that will contribute to the number of customers on a go-forward basis. This cost is expensed immediately, with the margin for customer aggregation recognized over future periods. The customers signed by independent representatives are not customers that would normally have been signed by the traditional door-to-door marketing channel and typically experience lower attrition and better renewal rates.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the three months ended September 30, 2012, the amortization amounted to $3.0 million, a decrease of 17% from $3.6 million reported in the prior comparable period.

Aggregation costs per customer for the six months ended September 30, 2012, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

Commercial
	Residential	Commercial	Broker (annual)
Natural gas
Canada	$227/RCE	$119/RCE	$20/RCE
United States	$169/RCE	$129/RCE	$31/RCE
Electricity
Canada	$264/RCE	$155/RCE	$42/RCE
United States	$135/RCE	$143/RCE	$32/RCE

Average aggregation costs	$160/RCE	$123/RCE	$31/RCE

For the prior comparable year, total aggregation costs per residential, commercial and commercial brokers were $203/RCE, $119/RCE and $34/RCE, respectively, with a combined cost of $100/RCE.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the six months ended September 30, 2012, Just Energy was exposed to the risk of bad debt on approximately 53% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended September 30, 2012, was $7.7 million, an increase of 20% from $6.5 million expensed for the prior quarter ended September 30, 2011. The bad debt expense increase was a result of an increase in the revenue in the markets where Just Energy bears the collection risk. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the six months ended September 30, 2012, revenue earned in markets where Just Energy assumes the risk for accounts receivable collections amounted to $714.4 million, an increase of 33% from $536.8 million recorded in the first half of fiscal 2012, primarily due to the Fulcrum acquisition. For the six months ended September 30, 2012, the bad debt expense of $16.4 million represents approximately 2.3% of revenue, a decrease from the 2.5% reported for the prior comparable period with $13.3 million of bad debt expense.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended September 30, 2012 amounted to $20.0 million, an increase of 39% from $14.3 million recorded in the second quarter of fiscal 2012. For the six months ended September 30, 2012, finance costs amounted to $37.8 million, an increase of 35% from $28.1 million in finance costs for the prior comparable period.

The increase is a result of interest associated with the $100m convertible shares issued to fund the Fulcrum acquisition in September 2011 as well as higher interest costs for the credit facility and for NHS and HES financing.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations.  Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended September 30, 2012, a foreign exchange unrealized loss of $10.6 million was reported in other comprehensive income versus a gain of $19.3 million in the prior comparable quarter. For the six months ended September 30, 2012, a foreign exchange unrealized loss of $7.5 million was recorded compared to the gain of $15.5 million in the prior comparable period.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada.  U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
(thousands of dollars)
	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Current income tax provision (recovery)	$521	$(1,923)	$778	$(4,161)
Deferred tax provision	6,374	16,848	38,814	26,307
Provision for income tax	$6,895	$14,925	$39,592	$22,146

Just Energy recorded a current income tax expense of $0.5 million for the second quarter of this fiscal 2013 versus a $1.9 million current tax recovery in the same period of fiscal 2012. A current tax expense of $0.8 million has been recorded for the six-month period of fiscal 2013, versus a current tax recovery of $4.2 million for the same period last year.  The increase in current tax expense is mainly due to lower U.S. income tax recovery recorded in the first six months of this year compared with the same period of fiscal 2012.

During the first half of this fiscal year, a deferred tax expense of $38.8 million has been recorded, versus a deferred tax expense of $26.3 million in the same period of fiscal 2012.  The additional deferred tax expense is a result of a further decline of the cumulative mark to market losses from financial instruments as a result of a change in fair value of these derivative instruments during this period.

Since the Conversion on January 1, 2011, Just Energy has been taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. Canadian corporations under Just Energy are subject to a tax rate of approximately 26% after the Conversion.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources
SUMMARY OF CASHFLOWS
(thousands of dollars)
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Operating activities	$(21,606)	$33,680	$1,503	$49,374
Investing activities	(50,549)	(19,873)	(85,401)	(42,411)
Financing activities, excluding dividends	96,037	110,925	157,488	130,099
Effect of foreign currency translation	(714)	(198)	(799)	144
Increase in cash before distributions	23,168	124,534	72,791	137,206
Dividends/distributions (cash payments)	(41,098)	(35,968)	(85,446)	(70,865)
Increase (decrease) in cash	(17,930)	88,566	(12,655)	66,341
Cash and cash equivalents – beginning of period	58,495	75,408	53,220	97,633
Cash and cash equivalents – end of period	$40,565	$163,974	$40,565	$163,974

OPERATING ACTIVITIES
Cash outflow from operating activities for the three months ended September 30, 2012, was $21.6 million, compared with the cash inflow of from $33.7 million in the prior comparable quarter. The decrease is a result of increased administrative, bad debt and selling and marketing expenses, offset by higher margins.  The cash flow for the current period was also lower than the prior period as a result of lower gas deliveries to the LDC’s as a result of high inventory positions after the warm winter. For the six months ended September 30, 2012, cash inflow from operating activities was $1.5 million, a decrease of 97% from $49.4 million reported for the prior comparable period.

INVESTING ACTIVITIES
Just Energy purchased capital assets totalling $30.4 million during the second quarter of the fiscal year, a significant increase from $10.4 million in the second quarter of the prior fiscal year. Just Energy’s capital spending related primarily to installations for the Home Services and Solar divisions.  Contract initiation cost additions amounted to $7.7 million for the three months ended September 30, 2012, a slight increase from $7.0 million recorded in the prior comparable quarter.

FINANCING ACTIVITIES
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended September 30, 2012, $215.1 million in long-term debt was issued, with the majority relating to increases in the credit facility, NHS and HES financing, with repayments of long-term debt amounting to $117.2 million for the current quarter. In the prior comparable quarter, $179.1 million was issued in long-term debt relating to the credit facility and NHS financing with $65.7 million being repaid.

For the six months ended September 30, 2012, $280.3 million was issued in long-term debt with repayments amounting to $125.9 million, resulting in net borrowing of $154.4 million, primarily related to borrowings under the credit facility and NHS financing.  For the six months ended September 30, 2011, $248.1 million was issued in long term debt with $119.4 million being repaid. The issuance of long-term debt was primarily related to the $100m convertible debentures issued to finance the Fulcrum acquisition.

As of September 30, 2012, Just Energy had a credit facility of $370 million expiring on December 31, 2013. The increase in credit facility withdrawals was to support the record customer additions in energy marketing, the capital expenditures related to HES as well as the expansion into new markets. As Just Energy continues to expand, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy.   In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS (CASH PAYMENTS)
Investors should note that due to the dividend reinvestment plan (“DRIP”), a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. Effective September 2012, Just Energy reinstated its DRIP program that which as suspended in conjunction with the approval of the normal course issuer bid.  For the month of September, dividends paid in shares under the DRIP amounted to $3.3 million.

During the three months ended September 30, 2012, Just Energy paid cash dividends to its shareholders and holders of restricted share grants and deferred share grants in the amount of $41.1 million, compared to $36.0 million in the prior comparable period.  For the six months ended September 30, 2012, cash dividends were $85.4 million, an increase from $70.9 million paid in dividends in the prior comparable period. The increase over the prior comparable period is due to the suspension of the DRIP in the current fiscal year up to the September dividend payment.

Just Energy maintains its annual dividend rate at $1.24 per share. The current dividend policy provides that shareholders of record on the 15th of each month receive dividends at the end of the month.

Just Energy will continue to utilize its cash resources for expansion into new markets, growth in its existing energy marketing customer base and in the Solar and Home Services division and make accretive acquisitions for its customers as well as provide dividends to its shareholders.

Balance sheet as of September 30, 2012, compared to March 31, 2012
Cash decreased from $53.2 million as at March 31, 2012, to $40.6 million. The utilization of the credit facility increased from $98.5 million to $218.7 million during the six months ended September 30, 2012, as a result of additional capital expenditures related to HES normal seasonal working capital requirements and the cost of signing a record number of new customers. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlement with the suppliers and settlement with the LDCs.

As at September 30, 2012, trade receivables and unbilled revenue amounted to $272.8 million and $115.8 million respectively, compared to six months earlier when the trade receivables and unbilled revenue amounted to $299.9 million and $130.8 million, respectively. Trade payables have decreased from $287.1 million to $266.2 million in the past six months. This decrease in current trade receivables and payables is a result of the normal seasonality of Just Energy’s operations.

As at September 30, 2012, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $74.7 million and $74.5 million, respectively.  This build-up of inventory at the LDCs is in the normal course of operations and will decrease over the remaining winter months as consumption by customers continues to exceed deliveries. At March 31, 2012, Just Energy had gas delivered in excess of consumption and deferred revenue of $12.8 million and $12.0 million respectively. In addition, gas in storage increased from $11.5 million as at March 31, 2012, to $41.5 million as at September 30, 2012, due to the seasonality of the customer gas consumption.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility.  Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Property, plant and equipment increased from $291.1 million to $334.7 million during the six months ended September 30, 2012 due to capital expenditures related to HES solar panel installations and NHS’ water heater, furnace and air conditioner installations, offset by the amortization expense for the period.

Intangible assets include goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Fulcrum, Hudson and Universal purchases. The total intangible asset balance decreased to $472.5 million from $543.8 million as at March 31, 2012, primarily as a result of amortization.

Long-term debt (excluding the current portion) has increased from $679.1 million to $831.3 million in the six months ended September 30, 2012, primarily as a result of the issuance of the increase in credit facility due to funding for HES and normal working capital requirements as well as increases to NHS and HES financing.

Shareholders’ equity remains in a deficit position of $1.4 billion, lower than the deficit of $1.7 billion at March 31, 2012. Just Energy’s profit includes an amount relating to the change in fair value of derivative instruments. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized non-cash gains or losses depending upon current supply pricing. During the year ended March 31, 2009, Just Energy commenced full reporting of mark to market impacts and recorded an unrealized non-cash loss on the change in fair value of derivative instruments of $1.3 billion. Since then, the change in fair value of derivative instruments have fluctuated from year to year, with the gains experienced to date not yet fully offsetting the $1.3 billion loss in fiscal 2009.

Long-term debt and financing
(thousands of dollars)
	September 30, 2012	March 31, 2012

Just Energy credit facility	$218,652	$98,455
TGF credit facility	29,730	32,046
TGF debentures	35,592	35,818
NHS financing	177,675	147,220
$90m convertible debentures	86,841	86,101
$330m convertible debentures	294,876	291,937
$100m convertible debentures	86,711	85,879
HES financing	3,638	-

JUST ENERGY CREDIT FACILITY
Just Energy holds a $370 million credit facility to meet working capital requirements. The credit facility, which expires December 31, 2013, was increased by $20 million during the quarter. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, TGF NHS and HES, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. The credit facility agreement was amended pursuant to which certain covenants were renegotiated to facilitate the growth of the business. As at September 30, 2012, all of the covenants had been met.

TGF CREDIT FACILITY
A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a prime rate plus 3%, with principal repayments that commenced March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security charge on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The covenants were measured as of March 31, 2012, and TGF failed to meet all required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $0.08 million, representing 0.25% of the loan balance as of March 31, 2012. The covenants will be re-measured at March 31, 2013.

TGF DEBENTURES
A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants has been extended to May 15, 2014, with a call right any time after April 1, 2013.  On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended payments to $1.2 million.  TGF also agreed to make an additional debt repayment after March 31, 2012, if the cash flow from operations exceeds $0.5 million for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the corporation under the TGF credit facility.

NHS FINANCING
NHS has entered into a long-term financing agreement with Home Trust Company (‘HTC”) for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the first five, seven or ten years, respectively. Under the agreement, up to one-third of rental agreements may be financed for each of the seven- or ten-year terms. As at September 30, 2012, the average term of the HTC funding was 6.4 years.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge Gas distribution territory and 5% in the Union Gas distribution territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of non-financial covenants under the agreement and, as at September 30, 2012, all of these covenants had been met.

$90M CONVERTIBLE DEBENTURES
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million.  The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at September 30, 2012, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 35.95 Just Energy common shares, representing a conversion price of $27.82 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES
To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures which were used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012 and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.  After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

HES FINANCING
Effective August 1, 2012, HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. The facility is subject to certain financial and other covenants and is secured by the assets financed under this agreement.  As at September 30, 2012, all of the covenants had been met.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$266,176	$266,176	$-	$-	$-
Bank indebtedness	3,838	3,838	-	-	-
Long-term debt (contractual cash flow)	985,964	101,386	381,076	364,695	138,807
Interest payments	252,140	49,856	84,357	69,480	48,447
Premises and equipment leasing	39,221	8,581	12,188	8,205	10,247
Grain production contracts	6,077	6,077	-	-	-
Long-term gas and electricity contracts	2,386,077	1,172,293	1,029,193	180,414	4,177
	$3,939,493	$1,608,207	$1,506,814	$622,794	$201,678

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

ACCRUED GAS RECEIVABLE/ACCRUED GAS PAYABLE
Accrued gas receivable results when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

GAS DELIVERED IN EXCESS OF CONSUMPTION/DEFERRED REVENUES
Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery.  Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia. In addition, for large direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

GOODWILL
In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow.  If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at March 31, 2012, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management
Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

Just Energy common shares
As at November 8, 2012, there were 140,072,612 common shares of Just Energy outstanding.

Normal course issuer bid
During fiscal 2012, Just Energy announced that it had received approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float, during a 12-month period commencing December 16, 2011 and ending December 15, 2012. A maximum of 82,430 shares, approximately 25% of the average daily trading volume, may be purchased on any trading day. During fiscal 2012, Just Energy purchased and cancelled 84,100 shares at an average price of $11.36 for total cash consideration of $1.0 million. There were no additional shares purchased for cancellation during the six months ended September 30, 2012.

Legal Proceedings
Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power.  California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision.  The California party still has the ability to appeal to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter, which is not expected to have a material impact on the financial condition of the Company.

Controls and procedures
At September 30, 2012 the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

Except for the limitation on scope of design as noted below, during the six months ended September 30, 2012, there was no change in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Limitation on scope of design
Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that the Company may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates.  Under this section, the Company’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Fulcrum, acquired effective October 1, 2011.

Summary financial information pertaining to the Fulcrum acquisition that was included in the consolidated financial statements of Just Energy as at September 30, 2012 is as follows:

(thousands of dollars)	Total
Sales1	$179,846
Profit for period1	9,838
Current assets	32,944
Non-current assets	94,426
Current liabilities	33,934
Non-current liabilities	1,887

1For the six months ended September 30, 2012; profit includes the non-cash mark to market gain on financial instruments

Corporate governance
Just Energy is committed to transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 18, 2012 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

OUTLOOK

The second quarter of fiscal 2013 reflects the resurgent growth in customer aggregation expected for fiscal 2013.  The 344,000 gross customer additions was the strongest aggregation in the Company’s history and 45% more than were added in the prior period. Overall, the customer base is up 18% to 4.0 million customers.

The core energy marketing business had strong results, which are expected to be a trend the Company will maintain going forward. Customer growth was seen in both the Consumer division (gross additions up 98% year over year) and Commercial division (gross additions up 16% year over year). The resurgence of gross Consumer division additions is important as these are higher margin customers. Attrition rates were effectively unchanged at 14% for the rolling 12-months. Renewal rates increased to 70% for the rolling 12-months, up from 67% a year earlier. Renewals of commercial contracts are often dependent on competitive bids. As such, renewal rates will be more volatile as the commercial segment continues to grow.

Net customer growth was dampened by a decision not to pursue renewal of a 75,000 RCE U.S. gas customer (Just Energy’s largest in terms of volume). This customer had generated annual margins of less than $2 per RCE (versus normal Commercial division margins of $70 per year and Consumer Division margins of $181 per year). When it became apparent that renewal of this customer would be again be at annual gross margin less than $2 per RCE, Just Energy did not actively pursue the renewal. Without this, customer net additions for the quarter would have been 122,000, in line with recent levels. There are no other similar large volume low margin customers currently in the Company’s book.

The macro-market conditions in the energy retailing industry, particularly in Canada, showed stable, low prices that have reduced the impetus for customers to renew their contracts at contract end when coming off a high price.  This continues to hold renewal rates well below historical norms. Strong renewals within the U.S. electricity business took the Company’s overall renewal rate to 70%, up from 67% a year earlier. Within this, however, Canadian renewals were at their lowest levels in history. Management believes renewal rates will improve over the planning period as effectively all remaining customers on high priced contracts come up for renewal during the next twelve months however, there is no expectation that Canadian renewal rates will improve until the completion of these contracts.  Attrition remains on target levels for the quarter, at a solid 14% on average. Expectations are for continued attrition in the current range. A factor in balancing future electricity demand is industry evidence that the average household is reducing electricity consumption.  While the change has been less than 10% over the past three years, it means that sales and margins from existing customers are being eroded and Just Energy has had to adjust its supply positions to parallel the lower demand.

The investment in the Momentis network is bearing fruit with gross margin up 150% and the equivalent of 43,000 RCEs of non-energy products sold. The Company also invested in the establishment of a commercial operation and marketing office in the U.K., Just Energy’s first entry into Europe. This office generated its first 7,000 RCEs in the quarter.  Europe is a large growth opportunity for the Company and will become increasingly important in future quarters.  The initial success of the U.K. office has caused Just Energy to accelerate its move into the residential market in that country.  This step will require approximately $5 million in investment to become fully operational but management believes that the expenditure will generate solid returns.

Growth at NHS remained steady with substantial embedded value created in the business over the year.  The installation base grew by 30% to 187,300. Gross margin was up by 41% reflecting both growth and higher margin furnace and air conditioner unit installations. The best measure of the success of NHS is the growth of embedded gross margin within customer contracts. Embedded gross margin grew to $510.7 million, up 10% in the quarter and up 52% year over year. NHS continues testing its products for geographic expansion outside Ontario. While, the rate of growth is expected to slow on the more substantial customer base, the impact of new markets is expected to be positive over the coming years. The first step of this expansion is the current establishment of operations in Quebec.

Take-up on Just Energy’s green offerings was at 28% of new consumer customers taking 80% their consumption in green supply. Eleven percent of the Consumer division gas portfolio is green, up from 9% a year ago. JustGreen makes up 11% of the Consumer division electricity portfolio, down from 12% a year earlier. Management believes that there is a certain percentage of the public that will always elect green and that an increase in underlying “brown” electricity or gas prices will result in a return to traditional take-up levels.

Just Energy has partnered on a power-purchase-agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where the Company has an established customer base. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions, which may create the opportunity for further geographic expansion.

The Company continues to actively monitor possible acquisition opportunities within its current business segments with a clear focus on bringing technology to Just Energy’s consumer and commercial customers. The recent investment in “smart” thermostats is consistent with the strategy of expanding Just Energy’s presence in the customer’s home or business with the intent of assisting the customer in managing their overall energy consumption and price. The Company will expand its investment in this area of business.

Just Energy believes it is important to promote the sale of several products to the current customer adding operating leverage and business efficiency. Energy use controls through thermostats and commodity opportunities surrounding the growth of use of the electric car are also important developments that will have an impact on the energy marketing business in the future.  Just Energy is reviewing opportunities and developing products in order to be a major participant in these market segments. This will require the Company to be more capital intensive in the future for products like “smart” thermostats.  However, returns on these products are expected to more than offset its capital costs.

In order to offset higher than expected customer additions and lower than expected Canadian renewals, payout ratios on Adjusted EBITDA and Funds from Operations (‘FFO’) were higher than targeted. Over the last 12 months, Adjusted EBITDA payout ratio is 61% up from a year earlier.  Over the same period, payout on FFO is 151% up from 95% a year earlier.  It is clear that the payout ratio on FFO will exceed 100% for the fiscal year. This will require financing through the Company’s operating line or other sources, as have been utilized to date in the current fiscal year. The investments required for the new energy customers signed in fiscal 2013, as well as those from NHS, pay back very quickly. The Company believes that the increase in value created within embedded gross margin is far greater than the short-term cost of this growth. Over the longer term, the Company targets a payout ratio of 85% to 90% on FFO, consistent with the cash flow profile of the Company’s business. Based on Just Energy’s current growth level, FFO payout is expected to be in this range for fiscal 2015.

Management’s published guidance calls for 10% to 12% gross margin growth and 8% to 10% Adjusted EBITDA growth.  To date, the Company’s results have supported this level of growth although Adjusted EBITDA is currently up 7% year to date. Factors that will impact Adjusted EBITDA for the remainder of the year include the winter weather, the impact from Hurricane Sandy on consumption in the Northeast U.S., the speed at which new investment in the U.K. and other emerging markets is deployed (as these expenditures are made prior to the generation of cash flow) and the move to profitability by the Momentis network. Because the Company deploys its cash on investments that have a rapid pay back, management is confident that higher investment will benefit the Company longer term.

As the embedded margin within these new contracts is realized, the Company’s operating line will return to its normal use, which includes funding seasonal working capital needs and commissions paid in advance of customer flow.